SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: November 17, 2003

List of materials

Documents attached hereto:

i)	A press release regarding determination of final terms of stock acquisition rights for the purpose of granting stock options

SONY

News & Information	Sony Corporation 6-7-35 Kitashinagawa, Shinagawa-ku Tokyo, 141-0001 Japan

No. 03-050E

November 14, 2003

Determination of Final Terms of Stock Acquisition Rights

for the Purpose of Granting Stock Options

Sony Corporation (the “Corporation”) announced today that the final terms of Common Stock Acquisition Rights and Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options, which issues were resolved at the meeting of its Board of Directors held on October 23, 2003, have been determined as set forth below.

I.     Common Stock Acquisition Rights

1.	Amount to be paid in per share to be issued or transferred upon exercise of Common Stock Acquisition Rights:

4,101 yen

2.	Aggregate amount of issue price of shares to be issued upon exercise of Common Stock Acquisition Rights:

5,732,377,800 yen

3.	Portion of issue price of shares which will accounted for as stated capital in case shares are issued upon exercise of Common Stock Acquisition Rights:

2,051 yen per share

II.     Subsidiary Tracking Stock Acquisition Rights

1.	Amount to be paid in per share to be issued or transferred upon exercise of Subsidiary Tracking Stock Acquisition Rights:

815 yen

2.	Aggregate amount of issue price of shares to be issued upon exercise of Subsidiary Tracking Stock Acquisition Rights:

37,082,500 yen

3.	Portion of issue price of shares which will accounted for as stated capital in case shares are issued upon exercise of Subsidiary Tracking Stock Acquisition Rights:

408 yen per share

Notes:	1. Date of Ordinary General Meeting of Shareholders

June 20, 2003

2. Date of issue of Stock Acquisition Rights

November 14, 2003

3. Aggregate number of Stock Acquisition Rights

Common Stock Acquisition Rights: 13,978

Subsidiary Tracking Stock Acquisition Rights: 455

4. Issue price of Stock Acquisition Rights

No consideration shall be paid

5. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
Common Stock Acquisition Rights:	1,397,800 shares of common stock of the Corporation*
Subsidiary Tracking Stock Acquisition Rights:
45,500 shares of subsidiary tracking stock of the Corporation*

*The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is 100.

6. Period during which Stock Acquisition Rights may be exercised

From and including November 14, 2004 to and including November 13, 2013. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7. Conditions for exercise of Stock Acquisition Rights

(1)	Each Stock Acquisition Right may not be exercised in part.

(2)	If share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the meeting of shareholders of the Corporation, a holder of the Stock Acquisition Rights may not exercise the Common Stock Acquisition Rights on and after the date of such share exchange or share transfer.

8. Persons to whom Stock Acquisition Rights shall be allocated

Common Stock Acquisition Rights:

Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 604)

Subsidiary Tracking Stock Acquisition Rights:

Directors and employees of Sony Communication Network Corporation (total: 7)

Contact:

Sony Corporation

Corporate Communications

(03) 5448-2200